INVEST IN **TALINO VENTURE LABS**

# Award-winning Venture Studio of inclusive fintechs for underserved markets


Talino

## Highlights

1. 💸 Venture companies have raised over $7M in 2 years; venture studio has earned $2M in revenue and is profitable

2. 🌏 Founder and CEO is a former VC at Intel Capital with 3 Silicon Valley exits

3. 🚀 Venture Studio based on successful model pioneered by Idealab, impacting 10 million users

4. 🏆 Multi-award-winning businesses recognized by UNICEF and Asian Development Bank

5. ✨ Operating Partners include former CTO of Ebay, Qualcomm, Oracle and SAS

6. 👥 Leaders include WEF Young Global Leaders & globally awarded entrepreneurs

7. 🏦 Partnerships signed with US banks and major US grocery chain

7. 🏦 Partnerships signed with US banks and major US grocery chain

8. 📰 Featured on CNN, Yahoo!, Entrepreneur, Esquire, The Fintech Times, BusinessWorld, and more

---

## Our Team



### Winston Damarillo

Founder and CEO of 3 Silicon Valley exits, successful Venture Capitalist for Intel Corp and PLDT Capital, WEF Young Global Leader, best-selling author and thought leader.

> We know what it's like to be financially excluded. When you're born in a developing country, or a migrant, or a startup or a small business hit by a crisis, you don't have access to tools, opportunities, and privileges reserved for a few. And we intend to change this by building inclusive fintechs that open access to underrepresented groups.



### Nina Terol

Founding member of funded startups across industries; international communicator with the UN, McCann Worldgroup, USAID, World Bank, and ADB; and veteran of 2 successful national electoral campaigns.



### Reese Fernandez-Ruiz

WEF Young Global Leader, Schwab Social Entrepreneur of the Year (2013), and Rolex Young Laureate (2010). Founding Member of Global Women in Business by Ernst & Young, and Representative to the World Trade Organization's Trade Dialogues.



### Mark Ruiz

Globally awarded social entrepreneur, 2011 Schwab Social Entrepreneur, and Former Board Member of the Small Business Corporation.



### Miguel Cabral

Co-founder of Asenso Fintech, product development and technology expert, former CTO of Skytel, Pinoy Telekoms, and 8Layer.



### Dom De Leon

Multi-awarded intrapreneur, former business lead of Dentsu Jayme Syfu's CX Design Agency Unit, Master's degree in Innovation and Business.



### Raphael John Oriel

Serial entrepreneur with over a decade of international business experience in helping public and private institutions innovate and grow in new markets.

## Why Talino Venture Labs?

Despite the proliferation of fintech companies around the world, there remains a **$5.2 trillion financial inclusion** gap impacting **at least 1.7 billion people unserved** around the globe.

In the United States alone, at least 63 million American adults are either unbanked or underbanked, and need access to alternative financial services.


Sources: *World Bank and **Federal Reserve
$5.2 trillion financial inclusion gap impacting
1.7 billion small business owners*
And at least 63 million Americans**

Financial exclusion is expensive and robs people of opportunities, but it also leads to huge opportunity losses for entire economic segments and markets.


GLOBAL FINANCE
"Financial exclusion is expensive. It impacts people's quality of life and it prevents them from investing in their future, it leaves them with limited safeguards if they lose their job or fall ill, it makes them vulnerable to usurious and predatory lenders. In other words, access to financial services is a vital factor for coping with and escaping poverty..."

– Global Finance Magazine, July 2021

## Enter: Talino—a Venture Studio Focused on the Next Growth Area of Financial Services

Talino Venture Labs is THE go-to fintech venture studio building next-generation companies for financial inclusion



Talino's award-winning businesses impacting 10 million users include
A digital bank for migrant workers
Financial access for underrepresented minorities
Lenders of small businesses
An insurer for the emerging middle class
Digital enablers for the food industry

Born at the intersection of Silicon Valley and Southeast Asia's hotbeds of innovation and emerging-economy opportunities, Talino—named after the Filipino word for "intelligence"—has replicated its successful business model in high-value startups with a combined market value yield of over $250M.



A Portfolio of High-Value, High-Impact Startups
BayaniPay
Empowering Global Migrant Professionals with Cross-Border Banking
Market Size $540B
Asenso
Accelerating Economic Recovery for American SMEs
Market Size $87B
SAPHRON
Enabling Accessible Insurance for the 4.4B Uninsured
Market Size $1.4T
NEOTECH
SME Lending Marketplace for the Middle East
Market Size $240B
UNAWA
Delivering Ease of Doing Business through Digital RegTech in Emerging Markets
Market Size $7B
DEVCON
Enabling, equipping, and empowering a community of geeks for good

## Highly Sophisticated, Proprietary, and Reusable Technology Platform

Our secret sauce?

The tried-and-tested venture studio model, powered by **Talino FIT™ (Talino Financial Inclusion Technology)**, a robust and reusable tech stack that is already being used by financial institutions across our existing startups, impacting over **10 million users** across Asia and the United States.



Financial Inclusion Technology
Loyalty Rewards and Coupons
OmniChannel Platform
Customer Engagement Engine
(AI-driven dynamic customer engagement)


Consumer OmniChannel Gateway
Real-time Digital Logistics Tracking
(Automated insurance underwriting and claims management)
Transaction and Processing
(Bank-compliant lending, insurance, and supply chain transactions)
Wallet
(Multi-Asset Wallet)
Bank Balances
Loyalty Points
Digital Assets
Documents
Central Analytics Hub
Global Pay
(Real-Time Settlement Engine)
Interbank Integration Point
Merchant Settlements
P2P Payments
Pluggable DFS Providers
RegTech
(Regulatory Compliance Platform)
eKYC, AML, CTF, Blacklist, eSignature, Notarization, Document Generation
Institutional API Platform
Talino

Talino FIT™ gives us the capability to build, deploy, and scale new technologies and businesses with greater agility and efficiency...

... In partnership with large private and public sector organizations that have given us scale and market access.


Talino works with industry leaders, government and public sector institutions, large international organizations, and professional communities to efficiently scale its impact
Talino
Global Partner Ecosystem
Non-Profit
Investors
Government
Private Sector Industry Leaders
Multilaterals
DEVCON
IMPACT HUB
ideaspace
MAIN.PH
wavemaker
USAID
unicef
ADB
ASIAN JOURNAL
Al Amriya
BDO
NAAC
BSB
DOST
QBO
CARD MRI
ING


Press and Awards Abound for Talino Venture Labs...

Talino's startups have won **two consecutive years of the Asian Development Bank's challenges and hackathons**, each **besting over 100 startups** and technology solutions from around the globe. **In September 2021,** the team won **a tech sprint of the Federal Deposit Insurance Corporation (FDIC) to reach the unbanked in the United States.**

These global accolades by development experts attest to Talino's impact-driven innovation and its potential for replicability and scale in other emerging markets.


Press & Awards
ADB
WINNER
2020 Asian Development Bank #DigitalAgainstCOVID19 Hackathon (UNAWA)
Fintech For Impact
GRANTEE
Fintech for Innovation Challenge (Saphron)
FDIC
WINNER
Market Readiness Category FDITech sprint: " Breaking Down Barriers: Reaching the Last Mile of the Unbanked"
PH STARTUP WEEK 2020
TOP 100
PH Startup Week 2020 Top 100 Startups by QBO (UNAWA & Saphron)
TOP 100 APAC 2020
FINALIST
2020 Echelon Top 100 (Saphron, Asenso, Unawa)
SOGAL
FINALIST
2020 SoGal Foundation Manila Bootcamp (Saphron)
ADB
WINNER
2019 ADB AgriFin Innovation Challenge (Asenso)
FINALIST
2019 Startup World Cup, Philippine Leg (Saphron)


...And the Global Media Can't Get Enough

Talino has made a mark across different media markets with the message of inclusion and impact-driven innovation for the world's underserved markets. In addition to coverage from mainstream media in different parts of the globe, you'll find Talino's CEO hosting Clubhouse chats and guesting in podcasts to share sage advice and expert knowledge with other startups and ecosystem players from different corners of the globe


Our Global Media Coverage
FINTECH SINGAPORE
fintechnews.sg
yahoo!
CNN PHILIPPINES
e27
TECHINASIA
THE FINTECH TIMES
Esquire
INQUIRER.NET
ABS-CBN NEWS
BusinessWorld
BusinessWorld SparkUp
BusinessMirror
ASIAN JOURNAL
philstar GLOBAL
Entrepreneur ASIA PACIFIC


This is the Recipe for Successful,
Fast-Growing Startups

A formula Talino has used for its success is the venture studio model pioneered by Idealab, Rocket Internet, Science, and entrepreneurs like Elon Musk.

Startups created by studios earn an **internal rate of return** (IRR) **of 53% versus 21.3%** by traditional startups, taking barely 11 months from zero to seed, versus 36 for traditional startups.

Moreover, venture studios leverage on valuable expertise, human resources, and intellectual capital to take startups to market and help them achieve growth and scale, with repeatable success.

**To further set the stage for this success, Talino is now a proud member of the Global Startup Studio Network (GSSN).**


Venture Studio is the Business Model We Need Right Now
Venture studio: An organization that creates startups, typically by providing the initial team, strategic direction, and capital for the startup to reach product-market fit.
The venture studio market has grown 625% in 7 years
Hands-on & Collaborative
Integrated resources
Ability to scale faster
Better returns to investors

| | Traditional Startup | Startups Created by Studios |
|---|---|---|
| Average Internal Rate of Return (IRR) | 21.3% (the best at 30%) | 53% |
| Total Value to Paid In (TVPI) | 1.57 | 5.8 |
| Time from Zero to Seed (months) | 36 | 10.7 |
| Time from Seed to Series A (months) | 20 | 14.5 |


What's next for
Talino Venture Labs?

We believe we can grow our profitable venture studio operations by 15x in the

next 5 years.


We expect* to grow our Profitable Venture Studio Operations
$33,525,000
$24,775,000
$14,850,000
$6,000,000
$2,000,000
REVENUE
2021
2022
2023
2024
2025
*These are forward-looking projections and are not guaranteed


And create exponential shareholder value*
Ventures
SaaS Platform
$816,450,000
$480,450,000
$254,300,000
$87,000,000
$28,000,000
PROJECTED MARKET VALUE
2021
2022
2023
2024
2025
*These are forward-looking projections and are not guaranteed

We believe Talino will create exponential value through its proprietary SaaS Platforms that form the backbones of its startups' operations, as well as through the ventures that are built to address the financial inclusion gap in the United States and in other underserved, emerging markets in other parts of the world.


Talino is building the future of inclusive fintech, serving an exponentially growing market, and giving everyone a chance to win— including investors like you.


Perks

Aside from the 25% discount you get when you invest at the Early-Bird stage, Talino offers its investors exclusive MasterClasses, business insights, premium products from artisan communities, and more.


Early-Bird Investor Perks
In addition to your 25% discount round

| PERKS | $1,000+ | $2,500+ | $5,000+ | $10,000+ |
|---|---|---|---|---|
| Welcome Pack | ✔ | ✔ | ✔ | ✔ |
|  E-Copy of "Ready or Not 2020: The 5 Trends Changing the Landscape of Business" by Winston Damarillo | ✔ | ✔ | ✔ | ✔ |
| Exclusive MasterClass on "Building Innovative Startups Through Venture Studios" by Winston Damarillo | ✔ | ✔ | ✔ | ✔ |
| Exclusive MasterClass on "Women & Wealth: Closing the Gap Through Impact Investing and Innovation" by Reese Fernandez-Ruiz | ✔ | ✔ | ✔ | ✔ |
| A Set of Mini Parols  The Parol is a Filipino ornamental lantern shaped like a star, and traditionally hung outside homes during the Christmas season to represent the victory of light over darkness, hope over despair. Our parols are made by the artisans of award-winning social enterprise and global fashion house, Rags2Riches. | — | ✔ | ✔ | ✔ |
| A Woven Mid-sized Parol | — | ✔ | ✔ | ✔ |
|  Convertible Backpack by Rags2Riches | — | ✔ | ✔ | ✔ |
| Executive Lunch with Talino or Startup CEOs | — | — | ✔ | ✔ |
| Advisory Board Council | — | — | — | ✔ |


Get your own convertible Leonor Convertible Backpack made from indigenous fabric and artisan communities in the Philippines when you invest in Talino.
WE WERE NOT READY FOR 2020
READY OR NOT 2020
Get exclusive insights on business trends and emerging markets solutions with CEO Winston Damarillo's exclusive ebook and a bonus "pandemic chapter".


Invest in Talino

CAMPAIGN STRATEGY BY

ARORA PROJECT

## Downloads

Talino Venture Labs - Wefunder Pitch Deck updated October 2021 .pdf